FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                                  July 16, 2007

                        Commission File Number 001-14978


                               SMITH & NEPHEW plc
                               (Registrant's name)


                                 15 Adam Street
                            London, England WC2N 6LA
              (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: July 16, 2007
                                                 By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary









Timing of Smith & Nephew Second Quarter
and Interim Results



16 July 2007


Smith & Nephew plc will be announcing its second quarter and Interim results ending 1 July 2007 on Thursday 2 August 2007 at 11am BST/6am Eastern. This will be followed by a presentation for financial analysts at 1pm BST/8am Eastern, which can be seen live via webcast on the Smith & Nephew website at www.smith-nephew.com and available on the site archive shortly afterwards.



About Us

Smith & Nephew (LSE: SN.L; NYSE: SNN) is one of the world's leading medical device companies, specialising in Orthopaedic Reconstruction, Orthopaedic Trauma and Clinical Therapies, Endoscopy and Advanced Wound Management. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people's lives. The company prides itself on the strength of its relationships with its surgeon and healthcare professional customers, with whom its name is synonymous with the highest standards of performance, innovation and trust. The company has over 8,800 employees and operates in 31 countries around the world, generating sales of $2.8 billion.



Enquiries:

Smith & Nephew UK
Julie Allen                                            Tel: +44 (0)20 7401 7646
Corporate Affairs co-ordinator

Media
Jon Coles                                                  +44 (0) 20 7404 5959
Brunswick - London

Cindy Leggett-Flynn                                           +1 (212) 807 8319
Brunswick - New York